EX-99.4h
                                     Jackson National Life
                                     Insurance Company
2900 Westchester Avenue              of New York             [graphic omitted]
Purchase, New York 10577             A Stock Company
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                       3% CONTRACT ENHANCEMENT ENDORSEMENT

This endorsement is made a part of the contract to which it is attached and is effective on the Issue Date. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the contract to which it is attached, the provisions of this endorsement will control. The benefits described in this endorsement will cease upon termination of the contract. The contract Enhancement may only be elected prior to the Issue Date. The contract is amended as follows:

1. The CONTRACT DATA PAGE is amended by the addition of the following:

"Contract Enhancement Charge. On an annual basis, this charge equals 0.425% of the daily net asset value of the Portfolio(s) and is assessed for the first seven Contract Years. This charge will also be assessed by the Company for the first seven Contract Years against the Guaranteed Period(s), resulting in an annual Initial Guaranteed Rate and Subsequent Guaranteed Rate of 0.425% less than the annual Initial Guaranteed Rate and Subsequent Guaranteed Rate that would apply to the same Guaranteed Period(s) if the Contract Enhancement had not been elected. However, in no event will the Initial Guaranteed Rate and Subsequent Guaranteed Rate credited to any Guaranteed Period(s) be less than 3%.

Recapture Charge.

     Contribution Year of              Recapture Charge
       Premium Payment                    Percentage
          1 and 2                             3%
       3, 4 and 5                             2%
          6 and 7                             1%
             8+                               0%"

2. The following is added to the DEFINITIONS contained in the contract:

"CONTRACT ENHANCEMENT. The Company will add a credit to the Separate Account Contract Value and/or the Guaranteed Period Contract Value equal to 3% of each Premium received during the first Contract Year. The Contract Enhancement will be allocated to the Portfolio(s) and/or Guaranteed Period(s) in the same proportion as the Corresponding Premium. The Contract Enhancement is not credited to Premium received after the first Contract Year.

CORRESPONDING  PREMIUM.  Premium allocated to the Portfolio(s) and/or Guaranteed
Period(s)   during  the  first  Contract  Year  that  has  received  a  Contract
Enhancement."

3. The GENERAL PROVISIONS of the contract is amended by the addition of the following provision:


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"CONTRACT  ENHANCEMENT.  The  Company  will  credit 3% of each  Premium  payment received during the first Contract Year in exchange for the deduction of the Contract Enhancement Charge as set forth on the contract data page. The Contract Enhancement Charge is deducted daily from the Portfolio(s) as part of the Accumulation Unit value calculation and lowers the Initial Guaranteed Rate and Subsequent Guaranteed Rate credited on your Guaranteed Period(s). Thus, the Contract Enhancement Charge affects your Contract Value, which includes all Premium payments made to the contract in the first seven Contract Years, the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years. The Company will take back (recapture) the Contract Enhancement in accordance with the Recapture Charge schedule on the contract data page whenever a withdrawal of the Corresponding Premium is made, subject to the Recapture Charge provisions.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, distributed under Your contract will be considered earnings under the contract for tax purposes."

4. The Interest Rate Adjustment provision of the ACCUMULATION PROVISIONS FOR GUARANTEED PERIOD is amended by the addition of the following sentence:

 "I and J will not include any Contract Enhancement or Contract Enhancement Charge."

5. The WITHDRAWAL PROVISIONS of the contract are amended by deleting and replacing the third paragraph of the WITHDRAWAL CHARGE section with the following:

"The Withdrawal Charge and Recapture Charge will be deducted from the remaining Contract Value such that the actual reduction in Contract Value as a result of the withdrawal may be greater than the withdrawal amount requested and paid. For purposes of determining the Withdrawal Charge and Recapture Charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of Withdrawal Charge and Recapture Charge), and then to Premium to which the lowest (if any) Withdrawal Charges and Recapture Charges apply. The Withdrawal Charge and Recapture Charge are based on the portion of the Premiums withdrawn."

6. The WITHDRAWAL PROVISIONS are amended by the addition of the following section:

"RECAPTURE CHARGE. The Contract Enhancement will be recaptured whenever a withdrawal of the Corresponding Premium is made, in the event of payments under an income option, or upon the exercise of the Right to Examine period, in accordance with the Recapture Charge schedule set forth on the contract data page. The amount recaptured will be taken from the Portfolio(s) and the Guaranteed Period(s) in the same proportion as the Withdrawal Charge. The Recapture Charge will be waived in the same manner as the Withdrawal Charge in the Death Benefit Provisions and Free Withdrawal Provisions in the Contract. The Company will waive the Recapture Charge on any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code. If You request an amount greater than the required minimum distribution for this contract, the entire withdrawal may be subject to any applicable Recapture Charge.

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For purposes of  calculating  the  Recapture  Charge upon  election of an Income
Option, the Company treats such election the same as it treats full withdrawals. The Recapture Charge percentage is applied to the entire remaining Corresponding Premium in the seventh Contract Year or earlier that had been credited with the Contract Enhancement."

7. The third paragraph in the INCOME OPTIONS provision is amended by the addition of the following sentence:

"The Contract Value will be reduced by any applicable Recapture Charge prior to being applied to an Income Option."


                                Signed for the Jackson National Life
                                Insurance Company of New York

                                /s/ Clark P. Manning

                                President and Chief Executive Officer


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